Filed pursuant to
Rule 424(b)(3)
File No. 333-115699

PROSPECTUS

EVCI CAREER COLLEGES INCORPORATED

500,000 SHARES OF COMMON STOCK

The shares are being offered by certain stockholders named in the prospectus. They have the right to determine both the number of shares they will offer and the time or times when they will offer shares. They may sell the shares at the market price at the time of sale or at such other prices as they may negotiate. We will not receive any proceeds from the sale of the shares in this offering.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “EVCI.” On May 27, 2004, the closing sale price of our common stock, as reported by Nasdaq, was $10.80 per share.

_____________________________________
These are speculative securities and this
investment involves a high degree of risk.
See “Forward-Looking Statements and
Risk Factors” beginning on page 4.
_____________________________________

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 27, 2004

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Offers of these securities are not being made in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date of the document in which it is contained.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information electronically with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete. Therefore, you should refer to the copy of the document filed for complete information.

The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold by the selling stockholders.
  Our annual report on Form 10-KSB for our fiscal year ended December 31, 2003, filed March 5, 2004, as amended by Form 10-KSB/A filed April 28, 2004.

  Our current report on Form 8-K dated March 29, 2004.

  Our Form 10-QSB for our quarter ended March 31, 2004, filed May 11, 2004.

  The description of our common stock contained under the caption “Description of Capital Stock” in our Prospectus filed February 24, 1999 pursuant to Rule 424(b) under the Securities Act.
You may request a copy of these filings, at no cost, by writing or telephoning us:

1 Van Der Donck Street, 2nd Floor
Yonkers, New York 10701
Attention: Joseph D. Alperin, General Counsel
(914) 623-0700

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PROSPECTUS SUMMARY

About Our Company

We provide on-campus postsecondary college education, presently through Interboro Institute, Inc. Interboro is a two-year college that offers degree programs leading to the Associate of Occupational Studies degree. It has a main campus in mid-town Manhattan and two extension centers. One is in Flushing, New York and the other is in the Washington Heights section of Manhattan, New York City. Interboro also has a college site in Yonkers, New York. We acquired Interboro in January 2000.

We were organized in March 1997. We completed an underwritten initial public offering of our common stock in the first quarter of 1999. Our principal executive offices are located at 1 Van Der Donck Street, 2nd Floor, Yonkers, New York 10701. Our telephone number is (914) 623-0700. References in this prospectus to EVCI are meant to exclude our subsidiaries, unless the context requires otherwise.

The Offering

The purpose of this offering is to register the resale of the shares of common stock owned by the selling stockholders. The selling stockholders are required to deliver a copy of this prospectus in connection with any sale of these shares.

Common stock offered	500,000 shares
Common stock outstanding	12,183,139 shares (as of May 14, 2004)
Common stock outstanding if all shares offered are sold	12,183,139 shares
Net offering proceeds to us:	None

Purchase of Common Shares by Selling Stockholders

The shares offered by this prospectus were purchased by the selling stockholders on April 2, 2004, at $11.50 per share, from Dr. Arol I. Buntzman, EVCI’s chairman, Dr. John J. McGrath, EVCI’s chief executive officer and president and Richard Goldenberg, EVCI’s chief financial officer.

In exchange for EVCI’s agreement to register the 500,000 shares for resale under the Securities Act of 1933, each selling stockholders agreed that:
  it and its affiliates will not, alone or as a part of a group, at any time own more than 4.99% of EVCI’s outstanding common stock, and it will be subject to a lockup for up to 180 days if required by the underwriter of a public offering by EVCI of at least $5 million in total offering price.

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FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Statements and financial discussion and analysis by our management contained in this S-3 that are not historical facts are forward-looking statements. They reflect management’s current views with respect to future events and, accordingly, are subject to certain assumptions, risks and uncertainties, including the risk factors discussed below. If any of the following or other risks actually occur, or should our assumptions prove incorrect, actual results may vary materially from those anticipated by those forward-looking statements. Furthermore, our business, financial condition and results of operations could be materially and adversely affected.

Interboro Institute’s failure to comply with extensive federal and New York State regulations could have a material adverse impact on its ability to operate and grow.

Interboro derived approximately 94% of its 2003 net revenue from TAP and Pell grants. Interboro’s participation in the Pell and TAP grant programs subjects it to frequent reviews and detailed oversight. It must comply with complex laws and regulations, including with respect to its accreditation, operations, growth and change of its or EVCI’s corporate structure. The regulations, standards and policies of the regulatory agencies frequently change.

Interboro’s failure to comply with existing requirements or its inability or failure to comply with changes or new interpretations could materially limit and adversely affect Interboro’s ability to operate and grow. Some of the specific significant regulatory risks that apply to us are described in risk factors below.

Adverse changes in the amount or timing of TAP disbursements could materially impede Interboro’s ability to operate.

Budgetary issues have caused delays in TAP disbursements. We cannot predict what will happen each budget year because the issues relating to TAP are political in nature.

In 2002, approximately $830,000 of TAP funds we would ordinarily have received in April and May were not paid to Interboro until July and August because approval of the New York State budget was delayed.

In December 2002, TAP withheld $620,000, or 26%, of prepayments for Interboro’s Spring 2003 semester until July 2003.

In December 2003, TAP withheld $1.3 million, or 24%, of prepayments for Interboro’s Spring 2004 semester. On March 25, 2003, we received $319,000 of this deferral from TAP. The balance of this deferral is scheduled to be paid by August 1, 2004. We could be mistaken in our belief that this deferral will not adversely impact our operations or growth.

Faced with substantial budget deficits, Governor Pataki has been proposing to change TAP requirements for the past few years in a manner that would be materially adverse to Interboro. However, the actual changes made by the New York State legislature have not been materially adverse to Interboro. While the governor has not proposed changing the full amount of TAP a student is eligible to receive per semester, he is recommending a restructuring of TAP to defer one-third of TAP until graduation. We believe this deferral would be financed by loans guaranteed by the U.S. government and/or provided by TAP. TAP funds would be disbursed to pay the amount of their deferred TAP award plus accrued interest on their loans if and when they receive their degrees. If a student does not graduate, the deferral would not be paid. The New York State legislature has, in the past, successfully opposed tying TAP awards to retention or graduation rates because many colleges, universities and other interested parties have aggressively lobbied against the governor’s proposals.

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A large majority of Interboro’s students do not graduate. Faced with the prospect of having to borrow to finance their tuition, if TAP grants were tied to graduation, we believe there are students who would not take out a loan to start or continue at Interboro. A substantial decrease in enrollment would have a material adverse impact on Interboro.

If our students do take out loans, under a program with loan default rate limitations that are similar to Title IV loan programs, Interboro could, over time, become ineligible to participate in the TAP program. Accordingly, we do not know whether a loan program, even if used by Interboro students, would lessen the adverse impact on Interboro of a deferral or cutback in TAP grants with respect to those students.

Furthermore, changes in TAP regulations may materially increase Interboro’s administrative costs and require Interboro to modify its practices in a material adverse manner.

Adverse changes in the amount or timing of Pell program disbursements could materially impede Interboro’s ability to operate.

Title IV must be reauthorized by congress every six years. The congressional reauthorization process is presently ongoing. However, the fact that this is an election year increases the likelihood that it will not be voted on this year. Accordingly, the current Title IV legislation remains effective. Congress also reviews appropriations for Title IV programs annually. Mounting budget deficits could negatively affect Congress’ appropriations as could considerations of linking federal aid to additional student performance measures.

Any significant decreases in the amount or timing of revenue we receive through the Pell program would have a material adverse effect on Interboro. Additionally, legislative or regulatory actions may materially increase Interboro’s administrative costs and require Interboro to modify its practices in a material adverse manner.

An ongoing TAP audit could result in Interboro being required to make material refunds of TAP grants and limit its expansion plans.

The Office of the New York State Controller periodically conducts audits of colleges and universities that participate in TAP. The Controller is currently conducting an audit of Interboro’s compliance with the TAP requirements for the three years ended June 30, 2003. The principle purpose of the audit is to determine whether Interboro complied with rules and regulations in certifying the TAP eligibility of its students.

We believe Interboro is generally in compliance with TAP requirements and will not be required to make any material repayments of TAP grants. However, until the current audit, Interboro has not had a TAP audit since we acquired it in January 2000. Problems that prior management had with TAP regulators are discussed in a separate risk factor below. Interboro implemented new policies and procedures since it was acquired by us in January 2000. We could be mistaken, however, in our belief this audit will not result in any material repayment of TAP funds by Interboro.

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Interboro’s failure to effectively open and operate new college sites, or annexes to existing sites, could adversely affect our business.

Opening additional college sites, or annexes to existing sites, requires Interboro to use its cash for new personnel, capital expenditures, marketing expenses and other startup costs. To open a new college site, Interboro is also required to obtain appropriate regulatory approvals. Interboro’s failure to effectively locate, open and manage the operations, or to obtain authorization to participate in the federal and state financial aid programs of newly established sites could have a material adverse effect on those and Interboro’s other sites.

If the New York State Education Department does not give Interboro the requisite approval to open new college sites or to receive extension center status for its Yonkers site, Interboro’s operations and growth could be adversely affected.

We intend to apply shortly for extension center status for our Yonkers site. While we believe it is likely our application will be granted, the New York State Education Department could deny our application or slow down the process in order to limit the pace of Interboro’s growth for any number of reasons that include those discussed below.

The NYSED wants to improve the retention and graduation rates of college students statewide, especially those who enter colleges without high school diplomas after passing the federal ability to benefit exam. The great majority of Interboro students are in this category. Interboro has enhanced and strengthened its retention and graduation strategies and rates. It is currently implementing procedures for screening applicants to better determine if they have the motivation and commitment needed to complete timely their requirements for graduation from Interboro.

In the event the results of Interboro’s TAP audit are materially unsatisfactory, the NYSED may consider delaying or denying approval of any application we make.

If Interboro is unable to obtain additional space within the buildings of its existing sites or for annexes to its existing sites, Interboro’s same site growth rate will be materially limited.

Our current growth rate cannot be sustained unless we expand our existing sites. Interboro is seeking additional space on a continuing basis so it can increase its capacity, mostly for annexes, to existing sites to accommodate more students by the Fall 2004 semester. There are many factors that could prevent Interboro from accomplishing this goal. It must obtain space at reasonable rentals that is proximate to existing space and complies with zoning requirements and landlord restrictions. Competition for space, and the time it takes to complete site identification, lease negotiation and renovations are additional hurdles Interboro must overcome before it can operate in any new space.

6

The seasonality of Interboro’s enrollments is expected to produce significant variations in our results from quarter to quarter.

Interboro’s revenue varies seasonally as a result of changes in student enrollment. Total student enrollment and net revenue are typically highest in our fourth and first quarters, which include October through March. As a result, our second and third quarters have not been profitable prior to our 2003 third quarter in which we had net income of $79,087. Furthermore, while for a full fiscal year, changes in enrollments directly relate to changes in revenue, enrollments for academic semesters do not have the same direct relationship to revenues for any particular fiscal quarter. Our courses are 15 to 16 weeks long and revenue per semester is, therefore, reported over two quarters.

Interboro Institute’s prior problems with regulators, under prior management, could recur and adversely affect its operations.

Prior to our acquiring Interboro, TAP administrators disallowed approximately $4,800,000 of grants previously disbursed to Interboro for academic years 1989/1990 through 1991/1992. After protracted litigation between TAP administrators and previous management, Interboro was required to repay approximately $5,850,000, including $1,050,000 of interest, to the New York State Higher Education Services Corporation. The entire amount was fully paid and all but approximately $700,000 was paid prior to our purchase of Interboro. However, funds disbursed to Interboro subsequent to academic year 1992 are still subject to audit by TAP administrators. We have recourse against the former owner of Interboro for disallowances relating to periods prior to January 14, 2000, only to the extent of any unpaid purchase price for Interboro. The amount of this unpaid purchase price is being disputed in an ongoing arbitration described in the next risk factor.

The outcome of our ongoing arbitration with the former owner of Interboro regarding management fees paid to EVCI by Interboro could have a material adverse affect on us.

We are currently involved in arbitration with Bruce R. Kalisch, the former owner of Interboro over the calculation of the purchase price he is entitled to receive for his sale of Interboro to us. We have accrued approximately $2.6 million as of December 31, 2003, for Mr. Kalisch as current and long-term liabilities payable in eight equal quarterly installments of $324,445 that began April 10, 2004. This accrual does not reflect an offset of $789,000 relating to TAP disallowances prior to January 2000, that Interboro recently asserted in the arbitration. Moreover, this accrual does not include any portion of the corporate allocations charged by EVCI to Interboro in 2001 and 2002 totaling approximately $3.9 million. Mr. Kalisch is seeking to disallow these corporate charges and may decide to attack the propriety of approximately $2.0 million of overhead allocated to Interboro in 2003. Mr. Kalisch would be entitled to 50% of the portion, if any, of those allocations that are disallowed by the arbitrator. Although our earnings would not be affected by a disallowance, our cash position could be materially and adversely affected if the arbitrator finds that the amount of our accrual is too low and/or our schedule of payments is too long.

EVCI and Interboro depend on key management personnel to operate and grow.

The efforts of Dr. Arol I. Buntzman, chairman of EVCI and chairman and chancellor of Interboro, and Dr. John J. McGrath, chief executive officer and president of EVCI and chief executive officer of Interboro, are essential to our operations and growth. The loss of the services of Drs. Buntzman or McGrath would materially adversely affect us. We maintain insurance on the life of Dr. Buntzman in the amount of $2.0 million. We have employment agreements, expiring December 31, 2006, with each of Dr. Buntzman and Dr. McGrath.

A change of control of EVCI would adversely affect Interboro’s receipt of Pell and TAP funds.

Under DOE regulations, a change in control includes a stockholder becoming and ceasing to be a controlling stockholder. A controlling stockholder is someone who holds or controls by agreement 25% or more of EVCI’s voting stock and more voting stock than any other EVCI stockholder. Under the DOE definitions, EVCI does not now have a controlling stockholder. Under TAP regulations, a change of control includes the transfer of controlling interest in EVCI. A significant acquisition or disposition of our common stock may be beyond our control.

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After a change of control, Interboro’s cash flow could be adversely affected by the withholding of significant portions of grant funds until the change of control is reaffirmed, if at all. A reaffirmation of a change of control could take several months. If not reaffirmed, Interboro would lose its ability to participate in the Pell and TAP programs and would not be able to continue operating.

A change of control of EVCI would cause regulatory and accrediting authorities to return Interboro to a probationary status.

If a change of control were to occur in the future, Interboro would have to be reviewed and recertified for participation in Pell and its accreditation would have to be reaffirmed by the New York Board of Regents. A change of control would return Interboro to a provisional accreditation status. That status subjects Interboro to more scrutiny by the New York State Education Department, including by means of additional reporting requirements, greater restrictions on expansion activities and the Board of Regents retaining authority to award degrees for Interboro.

Board of Regents retention of degree granting authority results in a greater level of scrutiny for each degree and delays in the awarding of degrees.

Future changes in ownership of our common stock could substantially limit the utilization of our net operating loss carryforwards.

Complex rules under Section 382 of the Internal Revenue Code govern the determination of whether one or more changes of ownership of EVCI’s common stock will result in limitations on EVCI’s ability to offset taxable income against its approximately $24 million of available net operating loss carryforwards. Sales of EVCI’s common stock by EVCI and persons defined as 5% holders under Section 382 regulations must be monitored by us so we can determine whether ownership changes have occurred that result in limitations on our net operating losses utilization. We have no control over sales by 5% holders. Our effective cost of raising capital may be affected by these regulations.

Interboro’s inability to foster and maintain relationships with community organizations in the communities where its college sites are located could adversely affect those sites.

A college site may require the support of the community-based organizations that serve the minority populace from which the site seeks to recruit and retain economically disadvantaged students. Local politics and rivalries can jeopardize Interboro’s relationships with these organizations. Changes in our relationships with community-based organizations or other events beyond Interboro’s control might adversely affect the operations and growth of an existing site.

Our failure to effectively manage our growth could hurt our business.

Our rapid growth has at times strained our management, operations, employees and resources. We want to continue to grow to the extent our resources and regulators will permit. The challenges of recruiting, hiring, training and managing supervisory and support personnel, maintaining infrastructure and of planning and budgeting, become far more complex as we grow. These and other factors may prevent us from effectively managing our expanding operations or achieving significant growth on a profitable basis.

8

Our business could materially suffer if we make acquisitions that do not meet our expectations.

We expect to seek acquisitions, especially colleges. We are engaging in evaluations of, and discussions with, possible acquisition candidates. We may be unable to acquire certain schools because we may not be able to raise sufficient funds to finance their acquisition or we may be unable to use our stock to fund the purchase. Or we may choose not to purchase a school after we conduct our due diligence. In 2001, after a significant expenditure of time, effort and money, we decided not to acquire one of Canada’s largest operators and franchisors of post-secondary business career schools. Our acquisition and disposition of ICTS was costly. From these and other experiences, we know that it takes time and resources, and requires the exercise of caution, to identify and acquire suitable acquisition candidates.

If we do make acquisitions, our success with Interboro may not be repeated. Potential hurdles for us include:
  an inability to fund operations of the acquired company

  possible loss of key employees

  diversion of our management resources

  adverse effects on our operating results

  unanticipated business or regulatory uncertainties or liabilities breaches of representations or warranties by the seller of the acquired company for which we do not have adequate recourse underestimation of capital needs

  failure to develop or implement a viable business plan

  an inability to continue a school’s participation in financial aid programs as a result of regulatory change in control provisions
Terrorist activity, or the threat of it, in the New York Metropolitan area could adversely affect Interboro.

All of Interboro’s sites are located in or near New York City. If New York City is again a target or threatened target of terrorists, Interboro’s operations, enrollments and retention rates could be adversely impacted.

9

Actual or potential future sales of shares of our common stock by management could have an adverse effect on the market price of our common stock.

Sales of our common stock from time to time by management may cause the marketplace to think the seller is not confident about our prospects. This may be so even if the reason is otherwise and is stated publicly. With the rise of our stock price, the likelihood increases that directors and officers will sell shares of our common stock, as was the case on April 2, 2004, when our chairman, chief executive officer and president and chief financial officer sold a total of 500,000 restricted shares of our common stock to institutional buyers who are the selling stockholders referred to in this prospectus.

Our share price has ranged greatly since we went public and may be very volatile in the future.

Since our public offering in February 1999, the market price of our common stock has ranged between $0.26 and $40.94.

In addition to the actual or potential future sales of our common stock, our share price also could be affected by a number of factors, including:
  actual or anticipated fluctuations in our quarterly or yearly operating results changes in expectations as to our future financial performance or changes in financial estimates of securities analysts regulatory developments that affect our cash flow or ability to open or expand sites increased competition in our target market

  the operating and stock price performance of other comparable companies general stock market or economic conditions, including as a result of uncertainty about, or the occurrence of, war or terrorism sales of our stock by our management or others pursuant to a prospectus or otherwise acquisitions of postsecondary institutions

  additional financings
In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.

Provisions of laws or regulations, our certificate of incorporation and by-laws and agreements with our executive officers could discourage takeover attempts and other investments in our common stock.

We are subject to a provision of Delaware law that prohibits a party that has acquired 15% or more of our common stock, without our board’s approval, from causing a business combination (as defined) involving EVCI or its subsidiaries unless approved by our board and two-thirds of our common stock held by our other stockholders.

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The adverse regulatory effect of a change of ownership of EVCI’s common stock resulting in a change of control could discourage bids for our outstanding shares at a premium or otherwise.

The effects of the classified board provisions of our certificate of incorporation are explained in the next risk factor.

Our by-laws prohibit stockholders from calling, or proposing any business at, a special meeting of stockholders. The amendments also require a stockholder to give us substantial advance notice of any business to be proposed by the stockholder at an annual meeting, including nominees for election as directors.

In addition, we have change of control agreements with each of our chairman, chief executive officer and president, and chief financial officer that require substantial payments to them in the event their employment is terminated, except for cause, following a change of control of EVCI.

These provisions are intended to encourage persons seeking control of EVCI to engage in negotiations with our board rather than initiate a hostile takeover. They could also have the effect of entrenching management that resists an acquisition a majority of our stockholders might think is good. Accordingly, they could also limit the price that other investors might be willing to pay for our common stock because those investors believe our management can defeat a takeover of us that could be beneficial to non-management stockholders.

Our classified board limits stockholder voting for election and removal of directors.

Our board of directors is divided into three classes. The directors in each class are elected for three-year terms when their class stands for election at a stockholders meeting. This staggering of director terms protects directors from being removed from office by anyone engaged in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. Furthermore, our directors can only be removed, with or without cause, by the holders of 66 2/3% of the shares entitled to vote at an election of directors.

The effect of these provisions is to make it difficult for any stockholder to take control of our board of directors in a proxy contest that is not waged with respect to two of our annual stockholder meetings.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those purchased from executive officers of EVCI.  For additional information regarding the purchases, see "Purchase of Common Shares by Selling Stockholders" above.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for their ownership of the shares of common stock, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.

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The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of our common stock, as of May 6, 2004.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering

The Dow Chemical Employees’ Retirement Plan	60,000*	60,000	0
Howard Hughes Medical Institute	65,000*	65,000	0
Oregon Investment Council	130,000*	130,000	0
The Retirement Program Plan for Employees of Union Carbide	50,000*	50,000	0
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio	95,000*	95,000	0
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio	100,000*	100,000	0

	500,000	500,000

* All  * All shares are also beneficially owned by Wellington Management Company, LLP as investment adviser registered with the SEC under Section 203 of the Investment Advisers Act of 1940, as amended.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected:
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale in the over-the-counter market

  in transactions otherwise than on these exchanges or systems or in the over-the-counter market through the writing of options, whether such options are listed on an options exchange or otherwise in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction through purchases by a broker-dealer as principal and resale by the broker-dealer for its account by an exchange distribution in accordance with the rules of the applicable exchange in privately negotiated transactions

  in short sales entered into after the date of this prospectus by broker-dealers which agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share by a combination of any such methods of sale

  by any other method permitted pursuant to applicable law

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If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $1,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the relaxed registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

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Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than EVCI’s affiliates.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation and by-laws provide that we will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director, officer or employee of our company or serves or served at our request as a director, officer or employee of another corporation or entity.

We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and by-laws. These agreements, among other things, indemnify our directors and officers for certain expenses (including advancing expenses for attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or officer of our company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. In addition, we have insurance providing indemnification for our directors and officers for certain liabilities. We believe that these indemnification provisions and agreements and related insurance are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

Our general counsel, Joseph D. Alperin, Esq., will issue an opinion on the legality of the shares of common stock offered by this prospectus.

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EXPERTS

Our financial statements for the years ended December 31, 2003 and 2002 that are incorporated by reference in this prospectus have been so incorporated in reliance upon the report of Goldstein Golub Kessler LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

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